

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Schreiner
Chief Executive Officer
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re:** **Sense Technologies Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended February 1, 2010

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations

For the period ended February 28, 2009 as compared to the period ended February 29, 2008, page 12

1. The discussion of operating results presented is significantly limited and should be completely revised. In particular, we note several explanations that are inconsistent with the financial statements, do not provide relevant information, or do not provide specific information related to the change discussed. For example, your discussion of royalty expense cites an increase in fees when in fact those fees, per your presentation on the face of the statement of operations, actually appear to have decreased. Your discussion of the decrease in consulting fees does not indicate what the consulting fee charges during fiscal 2008 represented, or why they are absent in the current year; instead, your discussion focuses on marketing fees. This explanation seems to indicate that focusing on marketing would cause a decrease in marketing fees, an explanation that appears to be counterintuitive. In revising this section, please refer to our most recent Interpretive Release about Management's Discussion and Analysis (FR-72, or Release No. 33-8350). Please consider improving your disclosures by using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form and by using additional tables to list and quantify all of the material individual factors to which changes in amounts are attributable. Finally, consider adding a robust trend analysis to complement such disclosure. Your quarterly filings should be similarly revised. Please provide us with a draft of your proposed revised disclosure format using current (fiscal 2009) results.

2. As a related matter, please separately quantify and discuss sales and direct costs of each of the two products in your annual and interim filings.

3. Finally, you refer in your explanation of changes in royalty fees on page 14 to "maintaining exclusivity of the Scope-Out license." Please reconcile this disclosure with the disclosure on page 27 that you no longer have exclusivity with regard to this license. Please revise your disclosure throughout your filings for consistency.

Liquidity and Capital Resources, page 15

4. Please reconcile the net cash used in operating activities ($700,191) in your introductory paragraph with that as presented in your Net Cash Used In Operating Activities discussion and on the face of your statement of cash flow ($621,783).

5. Please provide further discussion of the effects of your current working capital deficit. Specifically, please discuss how you expect this deficit to inhibit your ability

to meet current obligations, and any possible consequences of default. In this regard, please address the notes payable that are currently in arrears discussed in Note 6, including your plans for a remedy, and the consequences should you continue in arrears. Your quarterly filings should be similarly revised. Please provide a draft of your intended disclosure with your response.

Balance Sheets, page 19

6. Please tell us the facts and circumstances surrounding line item "Deposits." Include in your response the terms of any agreements related to this balance including counterparty. In view of the relative significance of this balance to total assets, it appears that a related footnote should be provided as well.

Consolidated Statements of Operations, page 20

7. Please revise the header for the column representing the year ended February 29, 2008. Currently it states the year end as February 28, 2008.

8. Please tell us what "contract labor" represents and why it is not included in direct costs.

9. We would generally expect the term "Net Loss" to appear directly before the line item titled "Preferred Dividends." We would also generally expect the subtotal that precedes it to be labeled "Net Operating Loss." Please revise the captions and the classifications of your income statement as necessary for clarity. Our comment applies to your interim filing as well.

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Accounts Receivable, page 23
10. Please revise this discussion to separately address related party receivables. Your current policy discussion appears to exclude related party receivables..

Fair Value of Financial Instruments, page 25
11. Please explain your reference to the "carrying value of the promissory note receivable" or delete it from this footnote.

Recently Issued Accounting Pronouncements, page 25
12. Please review and update these disclosures. We refer, in particular, to your remarks regarding SFAS 157 and SFAS 159.

Note 3 – Property and Equipment, page 26

13. Please revise your disclosure to include the useful lives over which these assets are depreciated.

Note 4 – Intangibles, page 27

14. Please explain to us why the values of both licenses increased from fiscal 2008 to fiscal 2009.

Scope-Out Mirror License

15. Please reconcile the royalty expense of $149,834 as presented on the statement of operations for fiscal 2009 with that presented in this disclosure of $110,834.

16. As a related matter, please present us with a reconciliation of the accrued royalties payable balances as presented in the schedule on page 28. Separately quantify and explain each significant increase or decrease in the balance that occurred in fiscal 2009.

Note 5 – Accrued Liabilities/Accrued Liabilities-Related Party, page 28

17. Please revise your presentation here to correspond to your balance sheet presentation. Specifically, you should present separate tables and related discussion for each balance sheet line item. Please consider separately captioned notes for clarity. Similar changes should be made for all related party captions on your balance sheet. Please provide drafts of your proposed revised disclosure with your response.

18. Here, and elsewhere throughout your filing, you refer to accounts payable of $480,000 "owing to shareholders of the company in respect of royalties payable." Please explain the nature and origin of this balance. That is, explain to us whether you signed license or royalty agreements with related parties and, if so, whether these individuals continue to qualify as related parties as of each of the balance sheet dates.

19. As a related matter, please revise your income statement presentation to clearly label revenue and expense items for which the counterparties are related parties. Refer, by analogy, to Item 4-08(k) of Regulation S-X.

Note 9 – Promissory Note Receivable, page 31

20. Refer to the $585,000 note receivable that was written off in fiscal 2008. Explain when, why and to whom you loaned these funds. Please tell us how and when you determined the $585,000 note receivable was uncollectible. That is, please tell us why collection depended on "successful resolution of a bankruptcy proceeding of an

unrelated company" and what events or circumstances caused you to conclude that successful resolution could not occur. Specifically address what actions you have since taken to recover the pledged collateral and quantify the value of same. Further, please tell us the counterparty or counterparties to such note.

Note 11 – Income Taxes, page 32

21. It appears you have not updated the tables presented as both columns contain the same values. Please revise or advise, as appropriate.

Note 14 – Concentrations and Contingencies, page 34
22. Please consider expanding this note to include a table and discussion of the required minimum royalty payments. This table should include the total minimum dollar value to be paid in order to maintain the Scope Out license agreement. Similar disclosure should be added to MD&A and your quarterly filings.

Item 9A. Controls and Procedures

Material Weaknesses Identified, page 35
23. It appears you have excluded the discussion or table of significant deficiencies in internal control. Please revise or advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership Table, page 40
24. It appears you have miscalculated the ownership percentage of Robert Doviak in this table. Please revise or advise.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Interim Statements of Loss, page 5
25. Please tell us in your response and address in MD&A why Cost of Sales is $0 for the quarterly period ended November 30, 2009.

Interim Statements of Cash Flows, page 6

26. Please revise your tabular presentation for chronological consistency with other tabular presentation in your document. Refer to SAB Topic 11M for guidance.

Note 3 – Related Party Transactions, page 9

27. Please tell us the facts and circumstances surrounding the $47,284 owed to an accounting firm in which one of your Directors is a partner. Include in your response the exact nature of the services provided by the firm and the identity of the Director.

Controls and Procedures, page 34

28. Your attention is invited to the form and content of the certifications filed with your Form 10-K for fiscal 2009. Revise here and on an ongoing basis to provide similar certifications with your interim and annual filings.

29. In future filings, please revise to disclose the conclusions of your principal executive officer and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Bruce Schreiner
Sense Technologies Inc.
February 1, 2010
Page 7

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief